Notice of Annual and Special Meeting of Shareholders of
Osisko Gold Royalties Ltd and Availability of Proxy-Related Materials

MEETING DATE AND LOCATION

Meeting Type:	Annual and Special Meeting of Shareholders (the “Meeting”)

When:	May 3, 2018 at 3:00 p.m. (Eastern Daylight Time)

Where:	Fairmont The Queen Elizabeth, 900 René-Lévesque Boulevard West, Montreal QC H3B 4A5

BUSINESS OF THE MEETING

1.	To receive the audited consolidated financial statements for the year ended December 31, 2017 and the independent auditor’s report thereon.
2.	To elect the Osisko Gold Royalties Ltd (“Osisko” or the “Corporation”) directors for the ensuing year.
3.	To appoint PricewaterhouseCoopers LLP as the Corporation’s independent auditor for the ensuing year and authorize the directors to fix their remuneration.
4.	To approve amendments to the Employee Share Purchase Plan and approve all unallocated rights and entitlements under the plan.
5.

To approve amendments to the Stock Option Plan, reducing the number of common shares of the Corporation issuable under the Stock Option Plan to a rolling 5% of the issued and outstanding common shares of the Corporation.

6.	To approve the amended Restricted Share Unit Plan and approve all unallocated rights and entitlements under the plan.
7.	To adopt an advisory resolution approving Osisko’s approach to executive compensation.

NOTICE-AND-ACCESS

The Corporation is using the notice-and-access model for delivery of proxy-related materials to shareholders of common shares of Osisko (the “Shareholders”). Under notice-and-access, Shareholders still receive a proxy or voting instruction form enabling them to vote at the Meeting. However, instead of a paper copy of the proxy-related materials, Shareholders receive this notice with information on how they may access such materials electronically. The use of this alternative means of delivery contributes to the protection of the environment by reducing tree, water and energy consumption, and will reduce the cost of printing and mailing materials to Shareholders.

WEBSITES WHERE PROXY-RELATED MATERIALS ARE POSTED

An electronic copy of the proxy-related materials is available on the website of the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, on Osisko’s website http://www.osiskogr.com/en/2018-agm/ and on Broadridge Financial Solutions, Inc. internet website https://materials.proxyvote.com/68827L.

HOW DO I OBTAIN A PRINTED COPY OF THE PROXY-RELATED MATERIALS?

Should you wish to receive paper copies of the proxy-related materials, please send your request for a paper copy, free of charge, as follows:

Beneficial Shareholders:

•	By calling Broadridge Investor Communications Corporation toll-free at 1-877-907-7643 and entering the 16-digit control number located on the voting instruction form; or

•	Via internet at www.proxyvote.com by using the 16-digit control number located in the voting instruction form sent to you.

Registered Shareholders:

•	By calling Laurel Hill Advisory Group toll-free 1-877-452-7184 if you are in North America, or 416-304-0211 if you are outside North America, or

•	By emailing Laurel Hill Advisory Group at assistance@laurelhill.com.

If you request the proxy-related materials before the Meeting, these documents will be sent to you at no charge within 3 business days of receiving your request. To receive the proxy-related materials before the voting deadline and the Meeting, your request must be received no later than Tuesday, April 24, 2018. Please note that you will not receive another form of proxy or voting instruction form, so please keep the one you received with this notice.

If you request the proxy-related materials after April 24, 2018 or in the year following their filing, it will be sent to you within 10 calendar days of receiving your request.

VOTING IS SIMPLE. PLEASE VOTE TODAY.

WHO CAN VOTE?

Holders of common shares of Osisko on the record date of March 19, 2018 are entitled to receive notice and to vote at the Meeting.

HOW DO I VOTE?

There are several convenient ways to vote your common shares including online and via telephone. You will find attached to this notice a form of proxy or a voting instruction form containing detailed instructions on how to exercise your voting rights.

	Beneficial Shareholders	Registered Shareholders
	Shares held with a broker, bank or other intermediary.	Shares held in own name and represented by a
physical certificate.
Internet:	www.proxyvote.com	Not available
To vote by telephone you will need your control number
	Call or fax to the number(s) listed on your voting	provided in your form of proxy.
Phone or	instruction form and vote using the control number	Telephone: 1-888-489-7352
Fax:	provided therein.	Fax: 1-866-781-3111 (toll free in Canada and the
United States) or 416-368-2502
Mail or	Return the voting instruction form in the enclosed	Mail: Return the form of proxy in the enclosed postage
	postage paid envelope.	paid envelope.
Email:		Email: Scan to proxyvote@astfinancial.com

If you wish to attend and vote at the Meeting, please follow the instructions found in the enclosed form of proxy or voting instruction form.

Please submit your vote well in advance of the proxy deposit deadline on
May 1st, 2018 at 3:00 p.m. (Eastern Daylight Time).

BOARD RECOMMENDATION

The Board of Directors of Osisko unanimously recommends that Shareholders VOTE FOR all the proposed resolutions.

By order of the Board of Directors,

Shareholders should carefully read the Management Information Circular dated March 21, 2018 before voting.

If you have questions or require assistance with voting, please contact our proxy solicitation agent:

Laurel Hill Advisory Group
North American Toll-Free Number: 1-877-452-7184
Collect Calls Outside North America: 416-304-0211
Email: assistance@laurelhill.com